File No. 70-____


                       SECURITIES AND EXCHANGE COMMISSION

                              Washington D.C. 20549

                              FORM U-1 APPLICATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

              -----------------------------------------------------

                       SOUTHWESTERN ELECTRIC POWER COMPANY
                                428 Travis Street
                           Shreveport, Louisiana 71156

                          WEST TEXAS UTILITIES COMPANY
                               301 Cypress Street
                              Abilene, Texas 79601

                       PUBLIC SERVICE COMPANY OF OKLAHOMA
                                212 E. 6th Street
                              Tulsa, Oklahoma 74119

                   (Name of company filing this statement and
                     address of principal executive office)

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                       CENTRAL AND SOUTH WEST CORPORATION

                 (Name of top registered holding company parent)

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                                 Wendy G. Hargus
                                    Treasurer
                       Central and South West Corporation
                          1616 Woodall Rodgers Freeway
                               Dallas, Texas 75202

                                 Joris M. Hogan
                         Milbank, Tweed, Hadley & McCloy
                             1 Chase Manhattan Plaza
                            New York, New York 10005

                   (Names and addresses of agents for service)



                  Southwestern Electric Power Company ("SWEPCO"), a Delaware Corporation, Public Service Company of Oklahoma ("PSO"), an Oklahoma corporation, and West Texas Utilities Company ("WTU" and, collectively with SWEPCO and PSO, the "Applicants"), a Texas corporation, each an electric utility subsidiary of Central and South West Corporation ("CSW"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby request authority to lease to nonaffiliated third parties excess space in the Applicants' respective office buildings and other properties owned or leased by the Applicants but not presently used in the normal course of their operations.
Item 1.  Description of Proposed Transaction.
                  Due to variations in space and real property requirements caused by normal business cycles and changing operations, the Applicants each currently have, and will have in the future, excess space in their respective office buildings and other rentable properties that is not or will not be used by the Applicants in the normal course of their operations. Applicants wish to rent these spaces or properties pending their future use or sale. In this regard, Applicants hereby request authority to lease to unaffiliated third parties any existing or future excess office space or other rentable properties at what the Applicants consider to be market rates for such space or properties at the time such leases are entered into. Applicants will determine market rates for any particular property by surveying building leasing agents and real estate brokers having knowledge of lease rates for space or properties comparable to the space or property to be leased.

                  The properties to be leased shall include the following types of properties: office space in buildings currently owned or leased by the Applicants; area or local offices, which typically consist of less than 10,000 square feet; service centers which include office and warehouse facilities and which typically consist of less than 20,000 square feet; district or division offices, which typically consist of less than 25,000 square feet; excess capacity in the Applicants' training facilities; miscellaneous facilities which are being held for future use or sale and which typically consist of less than 10,000 square feet; and other improved and unimproved land. The table below lists for each Applicant examples of properties that are not currently in use, or in full use.

                              Total
Applicant     Property        Sq. Ft.    Address         City             State


WTU           Rankin          1,500      901 N. Main     Rankin             TX
              Office
              w/Storage         600
              Building

SWEPCO        Texarkana      18,500      601 Main       Texarkana          TX
              Div. Office                St.

SWEPCO        Bossier Local   3,900      1975 Old       Bossier            LA
              Office                     Minden Rd.     City

PSO           Idabel Office   8,452      100 E. Main    Idabel             OK

PSO           Elgin          55,000      705 S.         Tulsa              OK
              Building                   Elgin St.



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                  The following table shows the approximate amount of space
available for lease by each Applicant to unaffiliated third parties as of December 31, 1996:


                             PSO                 SWEPCO               WTU

Total Space Owned        1,143,000              874,000            532,000

Space Available for        114,000              175,000             11,000
Lease

% Available for Lease          10%                  20%                 2%



                  All rental payments from nonaffiliated third parties for excess space are, and in the future will be, accounted for as rent from property devoted to electric operations for the Applicant that owns the relevant building or property. It is not intended that payments from nonaffiliated third parties for excess space will be used to finance the acquisition of an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO") as defined in Sections 32 and 33 of the Act.
                  Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rule 53(a), (b) and (c) are satisfied. As set forth below, all applicable conditions set forth in Rule 53(a) are, and, assuming

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the consummation of the transactions proposed herein, will be, satisfied and none of the conditions set forth in Rule 53(b) exist or will exist as a result of the transactions proposed herein.
                  Rule 54 under the Act is satisfied because Rules 53(a), (b) and (c) are satisfied. As of September 30, 1996, CSW has invested approximately $864 million in EWGs and FUCOs or approximately 45% of CSW's "consolidated retained earnings" as of September 30, 1996, thus satisfying Rule 53(a)(1). CSW maintains in conformity with United States generally accepted accounting principles and makes available the books and records required by Rule 53(a)(2). No more than 2% of the employees of CSW's operating subsidiaries will, at any one time, directly or indirectly, render services to an EWG or FUCO in which CSW directly or indirectly owns an interest, satisfying Rule 53(a)(3). And lastly, CSW will submit a copy of Item 9 and Exhibits G and H of CSW's Form U5S to each of the public service commissions having jurisdiction over the retail rates of CSW's operating utility subsidiaries, satisfying Rule 53(a)(4).
                  None of the conditions described in Rule 53(b) exist with respect to CSW or any of its subsidiaries, thereby satisfying such rule and making Rule 53(c) inapplicable.

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Item 2.           Fees, Commissions and Expenses.
                  Fees and expenses to be paid or incurred in connection with the proposed transactions are estimated as follows:

                                                       Amount
                                                      --------
         Holding Company Act filing fee               $ 2,000*

         Counsel fees:
           Milbank, Tweed, Hadley & McCloy
           New York, New York                          5,000

         Miscellaneous and incidental expenses
         including travel, telephone and
         postage                                         500
                                                      --------
         Total                                        $7,500
                                                      ========
         ---------------
         *Actual amount.

Item 3.           Applicable Statutory Provisions.
                  Sections 9 and 10 of the Act and Rule 23 under the Act are applicable to the leasing of property by the Applicants to nonaffiliated third parties. To the extent any other sections of the Act or rules thereunder may be applicable to the proposed transactions, the Applicants hereby request appropriate orders thereunder.
                  The proposed transactions meet the standards of section 10 of the Act. The Commission has authorized public utility subsidiary companies of registered holding companies to lease excess land, office space and facilities. See Central Power and Light Company, Holding Co. Act Release No. 26408 (November 13, 1995) (authorizing Central Power and Light Company to lease excess office space and other unused rentable properties or

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portions thereof at market rates to unaffiliated third parties; market rates to be determined by surveying building leasing agents and real estate brokers having knowledge of lease rates for comparable properties) and Pennsylvania Electric Company, Holding Co. Act Release No. 24716 (September 15, 1988) (authorizing Pennsylvania Electric Company to lease land and buildings acquired for future use to nonassociated third parties for rentals from $1 to $2,400 and terms from one day to 25 years). Item 4. Regulatory Approval.
                  No state regulatory authority and no federal regulatory authority, other than the Commission under the Act, has jurisdiction over the proposed transaction.
Item 5.           Procedure.
                  Applicants request that the Commission issue and publish no later than February 7, 1997, the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify a date not later than March 7, 1997, as the date after which an order granting and permitting this Application to become effective may be entered by the Commission and the Commission enter not later than March 10, 1997, an appropriate order granting and permitting this Application to become effective.
                  No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's

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decision in this matter. There should be no thirty-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof. Item 6. Exhibits and Financial Statements.
         Exhibit 1 - Preliminary Opinion of Milbank, Tweed, Hadley & McCloy, counsel to SWEPCO, PSO and WTU.

         Exhibit 2  -     Proposed Notice of Proceeding.

         Exhibit 3  -     Financial Statements of SWEPCO, PSO and WTU,
                          as of December 31, 1996 (to be filed by
                          amendment).

         Exhibit 4  -     Final or "Past Tense" opinion of Milbank,
                          Tweed, Hadley & McCloy, counsel to SWEPCO,
                          PSO and WTU (to be filed with Certificate of Notification).


Item 7.           Information as to Environmental Effects.
                  The proposed transaction does not involve major federal action having a significant effect on the human environment. To the best of the Applicants' knowledge, no federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.

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                                S I G N A T U R E
                                - - - - - - - - -


                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned have duly caused this document to be signed on their behalf by the undersigned persons thereunto duly authorized.
                  Dated:  January 24, 1997



                                SOUTHWESTERN ELECTRIC POWER COMPANY


                              By:/S/WENDY G. HARGUS
                                 Wendy G. Hargus
                                    Treasurer


                               PUBLIC SERVICE COMPANY OF OKLAHOMA


                              By:/S/WENDY G. HARGUS
                                 Wendy G. Hargus
                                    Treasurer


                               WEST TEXAS UTILITIES COMPANY


                              By:/S/WENDY G. HARGUS
                                 Wendy G. Hargus
                                    Treasurer




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                                                   INDEX OF EXHIBITS


EXHIBIT                                                        TRANSMISSION
NUMBER                       EXHIBIT                               METHOD
-------                      -------                           ------------

1                   Preliminary Opinion of Milbank,
                    Tweed, Hadley & McCloy, counsel to
                    SWEPCO, PSO and WTU                          Electronic

2                   Proposed Notice of Proceeding                Electronic

3                   Financial Statements of SWEPCO, PSO
                    and WTU, as of December 31, 1996
                    (to be filed by amendment)                       ---


4                   Final or "Past Tense" opinion of
                    Milbank, Tweed, Hadley & McCloy,
                    counsel to SWEPCO, PSO and WTU
                    (to be filed with Certificate of
                    Notification)                                    ---



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